EXHIBIT 99.13

CONSENT OF PREDECESSOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-216844 on Form F-10 and Registration Statement No. 333-200583 on Form S-8; and to the use of our report dated February 24, 2017, relating to the 2016 consolidated financial statements (before the effects of the adjustments to retrospectively apply ASU 2016-18 adopted in 2017 as discussed in Note 2(f) to the consolidated financial statements of Enerplus Corporation (which report expresses an unmodified / unqualified opinion and includes an other matter paragraph regarding the retrospective adjustments reflected on such financial statements)) appearing in this Annual Report on Form 40-F of Enerplus Corporation for the year ended December 31, 2018.

/s/ Deloitte LLP
Chartered Professional Accountants

Calgary, Canada

February 22, 2019